September 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Evan Ewing

Re:	NovAccess Global Inc.
Registration Statement on Form S-1 Filed June 23, 2022 File No. 333-265800 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NovAccess Global Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 be accelerated to 5:00 PM ET, on Friday, September 16, 2022, or as soon thereafter as may be practicable.

Please do not hesitate to contact our legal counsel, Christopher J. Hubbert, at 216-736-7215, if you have any questions or would like additional information regarding this matter.

Sincerely,

NovAccess Global Inc.

/s/ Neil J. Laird

By Neil J. Laird, Chief Financial Officer

cc:         Christopher J. Hubbert, KJK